



06004491

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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AB 3/11/06

SEC FILE NUMBER
8- 41965

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/05__ AND ENDING __12/31/05__

          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **HARBOR FINANCIAL SERVICES, LLC**

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1555 UNIVERSITY BLVD. S. SUITE B

(No. and Street)

MOBILE   **ALABAMA**   **36609**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHRISTINA COSTARIDES   **(251) 650-0840**

                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SOLBERGER & SMITH, LLP

(Name – *if individual, state last, first, middle name*)

273 AZALEA ROAD, SUITE 1-101   **MOBILE**   **ALABAMA**   **36609**

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 1 2 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, __MARC WHITEHEAD_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __HARBOR FINANCIAL SERVICES, LLC_____, as of __DECEMBER 31_____, 20 __05___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flow
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HARBOR FINANCIAL SERVICES, LLC

Table of Contents



SOLBERGER & SMITH, L.L.P.
Certified Public Accountants

JACK SOLBERGER, CPA, MBA
DONNA BAIN SMITH, CPA, MBA

273 AZALEA ROAD, SUITE 1-101, MOBILE, AL 36609
TEL: 251/342-3848, FAX: 251/343-5697
EMAIL: taxtime@bellsouth.net

INDEPENDENT AUDITORS' REPORT

To The Members
Harbor Financial Services, LLC
Mobile, AL

We have audited the accompanying statement of financial condition of Harbor Financial Services, LLC as of December 31, 2005 and the related statements of operations, changes in member's capital, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Harbor Financial Services, LLC as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Certified Public Accountants
February 14, 2006

HARBOR FINANCIAL SERVICES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash	$179,872
Receivables from brokers	26,464
Prepaid insurance	19,069
Office equipment (net of accumulated depreciation of $2,224)	7,175
Total assets	$232,580

LIABILITIES AND MEMBER'S CAPITAL

Liabilities

Accounts payable	$135,612
Note payable – insurance	11,430
Total liabilities	147,042

Member's capital

Sigler Burke	2,720
Marc Whitehead	7,320
Daria Corp.	37,749
Pebco Corp.	37,749
Total member's capital	85,538
Total liabilities and member's capital	$232,580

See accompanying notes and accountants' report.

HARBOR FINANCIAL SERVICES, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2005

Revenues

Broker commission revenue	$2,503,661
Broker commission expense	2,503,661
Net broker commission income	0

Other operating revenue

Broker fee income	272,500
Broker expense reimbursements	95,627
Commissions earned	62,241
Rental income	4,500
Other income	1,000
	435,868

Expenses

Salaries & wages	213,417
Broker/dealer fees & charges	85,519
Office rent	62,496
Insurance	58,821
Equipment rent	16,713
Office expenses	14,434
Bad debts	11,882
Professional fees	10,850
Telephone	8,782
Postage & delivery	8,512
Utilities	7,934
Travel & entertainment	4,276
Information technology fees	3,111
Repairs & maintenance	3,000
Depreciation	1,440
Taxes & licenses	695
	511,882

Net loss	$(76,014)

See accompanying notes and accountants' report.

3

HARBOR FINANCIAL SERVICES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

	MARC WHITEHEAD	SIGLER BURKE	WILLIAM COSTARIDES	PEBCO CORP.	DARAI CORP.	TOTALS
Capital balances 1/01/2005	$ 0	$ 0	$5,000	$22,256	$22,256	$ 49,512
Capital contributions during year	20	20	5,000	53,500	53,500	112,040
Transfers of interest during year	7,300	2,700	(10,000)			
Loss incurred during year				(38,007)	(38,007)	(76,014)
Capital balances 12/31/2005	$7,320	$2,720	$ 0	$37,749	$37,749	$ 85,538

See accompanying notes and accountants' report.

4

HARBOR FINANCIAL SERVICES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

Cash flows from operating activities

Net loss	$(76,014)
Depreciation expense	1,440
Increase in receivable from brokers	(14,089)
Increase in prepaid insurance	(9,727)
Increase in payables	30,838
Net cash used in operating activities	(67,552)

Cash flows from financing activities

Capital contributions	112,040
Cash increase during period	44,488
Cash at beginning of period	135,384
Cash at end of period	$ 179,872

HARBOR FINANCIAL SERVICES, LLC
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2005

NOTE 1: **Nature of business and significant accounting policies**

Nature of Business

Harbor Financial Services, LLC is engaged in business as a broker in municipal securities, government securities, equity trading on a fully disclosed basis, options, mutual funds and underwriting of offerings of corporate securities. The company operates under the exemptive provisions of SEC Rule 15c3-3 (k) (2) (ii) and is not required to comply with deposit requirements and possession and control requirements as generally required by SEC Rule 15c3-3.

A summary of the Company's significant accounting policies are as follows:

Cash and cash equivalents

Cash and cash equivalents include deposits with banks or other financial institutions as well as debt instruments with original maturities of three months or less, and other highly liquid investments which are readily convertible into cash. Cash equivalents are stated at cost which approximates value.

Securities transactions

Securities transactions and related commission income and expense are recorded on a trade-date basis.

Income taxes

The Company has elected to be taxed under the partnership provisions of the Internal Revenue Code. Under those provisions, the Company does not pay taxes on its taxable income and is not allowed a net operating loss carryover or carryback as a deduction. Instead, the member's include the Company's taxable income or loss on their income tax return.

NOTE 2: Cash and securities segregated under federal regulation

The Company claims exemption from this requirement under SEC Rule 15C3-3 (k) (2) (ii).

NOTE 3: Liabilities subordinated to claims of general creditors

None

NOTE 4: Net capital requirements

The Company is subject to the Securities and Exchange Commission's net capital rule which requires the company to maintain $5,000 net capital at all times and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. On December 31, 2005, the Company had net capital of $32,315 which was $27,315 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 5.4 to 1.

NOTE 5: Note payable insurance

During 2005 the Company financed the renewal of its errors and omissions insurance policy with a short-term note payable. The insurance policy renewed in June of 2005 and under the terms of the note the Company made a down payment on the policy at renewal and agreed to make nine monthly payments of $3,810 starting in July 2005 and ending in March 2006. As of December 31, 2006 three payments totaling $11,430 were due on the note. The note bears interest at 7.2% per annum.

NOTE 6: Related party transactions

During 2005 the Company subleased its operating equipment and its broker license from its former managing member. Payments made by the Company in 2005 on leases executed personally by the Company's former managing member totaled $28,713. In negotiating the resignation of its former managing member and the admittance of new members, the Company agreed to continue the required payments on these operating leases.

NOTE 7: **Client activities**

In the normal course of business, the Company's client activities include the placing of various client securities and commodities orders with various clearing firms. This activity may expose the Company to off-balance sheet risk in the event the client is unable to fulfill its contractual obligations to the clearing firm.

NOTE 8: **Concentrations of credit risk**

As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of corporations and individual investors. The Company's exposure to credit risk associated with the non-performance of these counterparties in fulfilling their contractual obligations pursuant to securities and commodities transactions can be directly impacted by volatile trading markets which may impair the counterparties' ability to satisfy their obligations to the Company.

HARBOR FINANCIAL SERVICES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURTITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2005

Member's capital	$ 85,538
Less non-allowable assets	
Office equipment	(7,175)
Prepaid insurance	(19,069)
Accounts receivable	(26,464)
Net capital before haircuts on security positions	32,830
Haircuts on securities	
Money market account	(515)
Net capital	32,315
Required net capital	5,000
Excess net capital	$ 27,315
Aggregate indebtedness	$147,042
Ratio: Aggregate indebtedness to net capital 5.4 to 1	

The net capital as computed above was not materially different from the Company's computation Part I of Form X-17A-5 as of December 31, 2005.



SOLBERGER & SMITH, L.L.P.

Certified Public Accountants

JACK SOLBERGER, CPA, MBA
DONNA BAIN SMITH, CPA, MBA

273 AZALEA ROAD, SUITE 1-101, MOBILE, AL 36609
TEL: 251/342-3848, FAX: 251/343-5697
EMAIL: taxtime@bellsouth.net

February 14, 2006

To The Members
Harbor Financial Services, LLC.
Mobile, Alabama

In planning and performing our audit of the financial statements of Harbor Financial Services, LLC for the year ended December 31, 2005, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for

which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

Certified Public Accountants

Harbor Financial Services, LLC

Financial Statements
and
Supplemental Information

for the year ended December 31, 2005